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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                          American Bingo & Gaming Corp.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    024596108
                    ----------------------------------------
                                 (CUSIP Number)

                                 Michael W. Mims
                                257 Amenity Road
                          Chapin, South Carolina 29036
                                 (803) 732-6282
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 1997
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 024596108
--------------------------------------------------------------------------------
1.       Names of Reporting Persons

                  Michael W. Mims

         I.R.S. Identification Nos. of Above Persons (entities only)

                  N/A
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)               [ ]
                  (b)               [ ]
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3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
                  OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
                  United States
--------------------------------------------------------------------------------

Number of Shares           (7)      Sole Voting Power          705,680
Shares Beneficially        -----------------------------------------------------
Owned by                   (8)      Shared Voting Power        -0-
Each Reporting             -----------------------------------------------------
Person With                (9)      Sole Dispositive Power     705,680
                           -----------------------------------------------------
                           (10)     Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
11.               Aggregate Amount Beneficially Owned by Each Reporting
                  Person   705,680
--------------------------------------------------------------------------------
12.               Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                  7.44%
--------------------------------------------------------------------------------
14.               Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------



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Item 1.  Security and Issuer.

         The issuer (the "Issuer") of securities to which this Statement relates is American Bingo & Gaming Corp., a Delaware corporation having its principal executive offices located at 1440 Charleston Highway, West Columbia, South Carolina 29169, and the title of such securities is common stock, par value $.001 per share (the "Common Stock").

Item 2.  Identity and Background.

         This Statement is being filed by Michael W. Mims. Mr. Mims' principal employment is as President of Mims & Dye Enterprises, LLC, a South Carolina limited liability company ("M&D") having its principal executive offices located at 1338 Main Street, Suite 1200, Columbia, South Carolina 29201. The principal business of M&D is the operation of video game rooms. Mr. Mims is a citizen of the United States of America, and his residence address is 257 Amenity Road, Chapin, South Carolina 29036.

         During the last five years, Mr. Mims has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been subject to a judgment, decree or final order of a judicial or administrative body enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the terms of that certain Agreement and Plan of Reorganization, dated August 13, 1997, which is attached hereto as Exhibit 1 (the "Merger Agreement"), by and among the Issuer, Gold Strike Acquisition Corporation ("Merger Sub"), Gold Strike, Inc. ("Gold Strike") and Mr. Mims, Merger Sub merged with and into Gold Strike, with Gold Strike being the surviving corporation as a wholly-owned subsidiary of the Issuer. As a result of the merger, Mr. Mims, the sole shareholder of Gold Strike, received 827,680 shares of Common Stock.

         On December 19, 1997, the Issuer awarded Mr. Mims 3,000 shares of Common Stock. On January 15, 1998, Mr. Mims sold 100,000 shares of his Common Stock in market transactions and gave 20,000 shares of his Common Stock to Wayne Glover and 5,000 shares of his Common Stock to Joseph Ferira.

Item 4.  Purpose of Transaction.

         Mr. Mims acquired 827,680 shares of Common Stock as a result



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of the merger described in Item 3. Pursuant to Registration No. 333-36107,
100,000 of the 827,680 shares were registered under the Securities Act of 1933 (the "Securities Act"), and such registered shares were sold as noted in Item 3. The remaining shares were not registered under the Securities Act or any state securities law and may not be sold, assigned or otherwise transferred unless duly registered thereunder or in transactions exempt from the registration requirements thereof. Mr. Mims has certain piggy-back registration rights with respect to such remaining shares pursuant to the Merger Agreement. See Article XII of the Merger Agreement which is incorporated herein by this reference.

         Depending upon market conditions and various other factors that Mr. Mims may deem material, Mr. Mims may in the future purchase additional shares of Common Stock. Depending upon the same factors, Mr. Mims may decide to sell part or all of his remaining shares of Common Stock. However, in the Merger Agreement, Mr. Mims agreed generally not to sell (i) any of his unregistered shares of Common Stock during the first 12 months after the closing of the transactions contemplated by the Merger Agreement, (ii) no more than 1/3 of such shares during the period between the first anniversary and the second anniversary of the closing date, (iii) no more than 1/3 of such shares during the period between the second anniversary and the third anniversary of the closing date and (iv) no more than 1/3 of such shares during the period between the third anniversary and the fourth anniversary of the closing date. See
Section 6.10 of the Merger Agreement which is incorporated herein by this reference. Mr. Mims has no current intention to purchase or sell any shares of Common Stock.

         On December 19, 1997, the Issuer awarded Mr. Mims 3,000 shares of Common Stock. On January 15, 1998, Mr. Mims gave 20,000 shares to Wayne Glover and 5,000 shares to Joseph Ferira. Each of these transactions was exempt from the registration requirements of the Securities Act.

         Pursuant to the terms of a Master Coin Machine Agreement, dated November 9, 1998 (the "Coin Machine Agreement"), among the Issuer, Gold Strike, M&D and Mr. Mims and Danny C. Dye, the Issuer agreed to outsource the operation of its non-route gaming operations at eight video game machine centers to M&D for a term of three years. Under the Coin Machine Agreement, the Issuer agreed to provide video gaming machines ("Machines") to be used at such centers in exchange for a fixed percent of the total gross revenues earned from the Machines. In addition, at seven of the eight centers, the Issuer and M&D entered into a lease or sublease pursuant to which the Issuer leased or subleased, respectively,



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the premises and certain personal property relating to each center. The Issuer retains ownership of the underlying Machines and all personal property leased or subleased to M&D. In connection with the Coin Machine Agreement, the Issuer loaned to M&D $80,000 to be repaid in full within six months of the date of the Coin Machine Agreement with accrued interest at prime interest rate plus 2% per annum. The loan was guaranteed personally by Mr. Mims and Mr. Dye, jointly and severally. Pursuant to the Coin Machine Agreement, Mr. Mims delivered 80,000 shares of Common Stock to an escrow agent to be held in escrow in accordance with the Coin Machine Agreement as security to Gold Strike and the Issuer for any liabilities of M&D for which a third party could reasonably be expected to seek to recover from Gold Strike or the Issuer and as a means to compensate Gold Strike and the Issuer in the event there is a deficiency or penalty relating to any Machine supplied to M&D pursuant to the Coin Machine Agreement issued by any regulatory or enforcement authority as a result of the action or failure to act of M&D, which deficiency or penalty could reasonably be expected to, or actually does, result in a fine or penalty, the revocation or termination of the license for such Machine or the seizure of such Machine.

         Mr. Mims is currently a member of the Board of Directors of the Issuer.

         Other than as indicated above, Mr. Mims does not have any present plans or proposals which relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors, other than plans or proposals of the present Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to



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those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

         The following table presents the number of shares of Common Stock and the percentage of the class beneficially owned by Mr. Mims.

                                 Percentage                Sole Voting and                Shared Voting and
            Total                 of Class                Dispositive Power               Dispositive Power
           -------               ----------               -----------------               -----------------

           705,680                  7.44%                      705,680                          None

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in Item 4, there are presently no contracts, arrangements, understandings or relationships between Mr. Mims and any person with respect to any securities of the Issuer other than those disclosed in this Statement.

ITEM 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Reorganization dated August 13, 1997, by and among American Bingo & Gaming Corp., Gold Strike Acquisition Corporation, Gold Strike, Inc. and Michael W. Mims.

         2. Master Coin Machine Agreement, dated November 9, 1998, by and among American Bingo & Gaming Corp., Gold Strike, Inc., Mims & Dye Enterprises, LLC and Michael W. Mims and Danny C. Dye.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 22, 1999


                                             /s/ Michael W. Mims
                                            ------------------------------------
                                            Michael W. Mims



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